To Whom It May Concern:

We hereby consent to the use in the Registration Statement of Green Meadows Products, Inc. on Amendment No. 2 to Form S-1 of our Report of Independent Registered Public Accounting Firm, dated September 24, 2014 and December 4, 2014 on the balance sheets of Green Meadows Products, Inc. as of June 30, 2014 and 2013 and the related statements of operations, changes in stockholdersÕ equity and cash flows for the years then ended and our review report dated January 8, 2015, with respect to the unaudited interim financial statements on the balance sheets of Green Meadows Products, Inc as of September 30, 2014 and 2013 and the related statements of operations and cash flows for the three month periods then ended, which appear in such Registration Statement.

We also consent to the references to us under the headings ÒExpertsÓ in such Registration Statement.

 Wheat Ridge, (formerly Arvada), Colorado

Cutler & Co. LLC

January 9, 2015